List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 November 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (17 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (03 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (18 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (04 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (19 November 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (20 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (05 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (21 November 2008)
Announcement Company announces Investor Conference. (06 November 2008)
Announcement
Company notified of transactions in respect of the Diageo US Employee Stock Purchase Plan and those persons discharging managerial responsibility inform the Company of their beneficial interests therein.
(24 November 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (06 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (24 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (07 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (25 November 2008)
Announcement Company reopens bond through Diageo Capital plc. (10 November 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 November 2008)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(10 October 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (26 November 2008)

Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (10 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (27 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (11 November 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 November 2008)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 November 2008)	Announcement Company announces total voting rights. (28 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (12 November 2008)	Announcement Company launches and prices bond through Diageo Finance plc. (28 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (13 November 2008)	Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (28 November 2008)
Announcement Company purchases its own securities for cancellation through Credit Suisse Securities (Europe) Limited. (14 November 2008)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 03 December 2008	By	/s/ S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:02 03-Nov-08
Number	81401-CB11

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
2,589 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,510,519 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,506,233,452.

03 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 03-Nov-08
Number	3437H17

RNS Number : 3437H
Diageo PLC
03 November 2008

Diageo plc
03 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 105,000 ordinary shares at a price of 965.06 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:34 04-Nov-08
Number	4399H16

RNS Number : 4399H
Diageo PLC
04 November 2008

Diageo plc
04 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 979.30 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:29 05-Nov-08
Number	81228-38EA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
3,250 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,507,269 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,505,931,702.

05 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 05-Nov-08
Number	5511H16

RNS Number : 5511H
Diageo PLC
05 November 2008

Diageo plc
05 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 962.76 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Investor Conference
Released	07:00 06-Nov-08
Number	5144H07

RNS Number : 5144H
Diageo PLC
06 November 2008

Thursday 6 November 2008

Diageo to hold Investor Conference in New York today

Diageo will hold a one day Investor conference in New York today. The presentations will cover North America and Latin America and the Caribbean.

Diageo issued an IMS on 15 October 2008 and therefore will not provide a trading update during the seminar.

The Investor Conference is to be webcast at www.Diageo.com and the presentations will be available to download 30 minutes before the start of the conference.

For further information, please contact:

Investor relations:
Darren Jones
+44 (0)20 7927 4223
Darren.s.jones@diageo.com

Media:
Rachael Shaw
+44 (0)20 7927 5820
Rachael.m.shaw@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 06-Nov-08
Number	6567H16

RNS Number : 6567H
Diageo PLC
06 November 2008

Diageo plc
06 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 933.84 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:36 07-Nov-08
Number	7550H16

RNS Number : 7550H
Diageo PLC
07 November 2008

Diageo plc
07 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 922.44 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	07:00 10-Nov-08
Number	7723H07

RNS Number : 7723H
Diageo PLC
10 November 2008

10 November 2008

Diageo reopens 2014 USD fixed rate bonds

Diageo has reopened its US dollar 1,000 million long 5-year SEC registered global bonds, due on 15 January 2014 with a coupon of 7.375%. The bonds were originally issued on 21 October 2008 by Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.

Diageo also launched and priced an additional USD 500 million with the same terms (other than price to public and issue date), which will trade freely with the original bonds. The reopening for the additional USD 500 million has priced at a spread of 435 basis points above the yield for the 5-year U.S. Treasury Note due October 2013 (2.555% at time of pricing). Banc of America Securities LLC., Credit Suisse, Goldman, Sachs & Co. and HSBC Securities (USA) Inc were joint book-running managers for the reopening. The aggregate principal amount outstanding following the reopening is USD 1,500 million.

Proceeds from this issuance will be used for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by Diageo plc, Diageo Capital plc, Diageo Finance B.V. and Diageo Investment Corporation and previously declared effective.
-ends-
Note for Editors:
The original 2014 USD 1,000 million global bond priced at a spread of 462.5 basis points above the yield for the 5-year U.S. Treasury Note due September 2013 (2.829% at time of pricing).

Diageo contacts:

Investor enquiries
Darren Jones
+44 (0) 20 7927 4223
investor.relations@diageo.com

Media enquiries
James Crampton
+44 (0) 20 7927 4613
media@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:28 10-Nov-08
Number	81526-C740

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the
Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

 1. it received notification on 10 November 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary
    Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10
November 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the
'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	19

P S Walsh	19

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR')
were allocated Ordinary Shares on 10 November 2008 under the Plan, by the
Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	19

S Fletcher	19

D Gosnell	19

J Grover	19

A Morgan	19

G Williams	19

I Wright	19

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company
('Sharematch') on the basis of one Sharematch Ordinary Share for every two
Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary
Shares were awarded at a price per share of £9.57.

The Ordinary Shares are held by the Trustee and in the name of the Trustee.
Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch
Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 November 2008 from Dr F B Humer, a director of the Company, that he has purchased 831 Ordinary Shares on 10 November 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary
Shares. Dr F B Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £9.57.

3. it received notification on 10 November 2008 from Mr H T Stitzer, a director of the Company, that he has purchased 104 Ordinary Shares on 10 November 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary
Shares.

The Ordinary Shares were purchased at a price per share of £9.57.

As a result of the above transactions, interests of directors and PDMRs in the
Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit
Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	6,882

N C Rose	446,118

H T Stitzer	5,889

P S Walsh	718,723

Name of PDMR	Number of Ordinary Shares

N Blazquez	42,538

S Fletcher	151,882

D Gosnell	56,288

J Grover	196,326

A Morgan	176,590

G Williams	243,647 (of which 5,916 are held in the form of ADS*)

I Wright	25,520

4. it received notification on 7 November 2008 that the interests of Mr L
Schwartz, a PDMR, in the Company's American Depositary Shares (`ADS')*
(excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) had increased by 829
ADSs to 4,019 ADSs, as a result of a correction in the Company's historical records

P D Tunnacliffe

Company Secretary

10 November 2008

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 10-Nov-08
Number	8577H16

RNS Number : 8577H
Diageo PLC
10 November 2008

Diageo plc
10 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 954.81 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 11-Nov-08
Number	9527H16

RNS Number : 9527H
Diageo PLC
11 November 2008

Diageo plc
11 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 922.80 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:05 12-Nov-08
Number	81501-66A0

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 704 ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,506,565 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,504,882,406.

12 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:10 12-Nov-08
Number	0517I17

RNS Number : 0517I
Diageo PLC
12 November 2008

Diageo plc
12 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 910.69 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 13-Nov-08
Number	1453I16

RNS Number : 1453I
Diageo PLC
13 November 2008

Diageo plc
13 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 210,000 ordinary shares at a price of 892.76 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:41 14-Nov-08
Number	2346I16

RNS Number : 2346I
Diageo PLC
14 November 2008

Diageo plc
14 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 210,000 ordinary shares at a price of 923.50 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:41 17-Nov-08
Number	3264I16

RNS Number : 3264I
Diageo PLC
17 November 2008

Diageo plc
17 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 210,000 ordinary shares at a price of 913.33 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:34 18-Nov-08
Number	4210I16

RNS Number : 4210I
Diageo PLC
18 November 2008

Diageo plc
18 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 200,000 ordinary shares at a price of 911.05 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 19-Nov-08
Number	5292I17

RNS Number : 5292I
Diageo PLC
19 November 2008

Diageo plc
19 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 210,000 ordinary shares at a price of 927.05 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 20-Nov-08
Number	6210I16

RNS Number : 6210I
Diageo PLC
20 November 2008

Diageo plc
20 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 874.39 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 21-Nov-08
Number	7191I16

RNS Number : 7191I
Diageo PLC
21 November 2008

Diageo plc
21 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 255,000 ordinary shares at a price of 858.56 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:07 24-Nov-08
Number	81306-E673

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and
Transparency Rules.

Diageo plc (the 'Company') announces that it received notification today that the grant of options to subscribe for American Depositary Shares ('ADS') under the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue
Plan) to the following Persons Discharging Managerial Responsibilities ('PDMR')
had been confirmed on 24 November 2008:

Name of PDMR	Grant Date granted	No of ADS* per ADS*	Grant price	Exercisable

I Menezes	1 October 2008	336.8137	$59.38	31 December 2009

R Millian	1 October 2008	84.2034	$59.38	31 December 2009

T Proctor	1 October 2008	336.8137	$59.38	31 December 2009

Larry Schwartz	1 October 2008	336.8137	$59.38	31 December 2009

P D Tunnacliffe

Company Secretary

24 November 2008

*1 ADS is the equivalent of 4 ordinary shares of 28 101/108 pence each in the
Company.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:52 24-Nov-08
Number	8259I16

RNS Number : 8259I
Diageo PLC
24 November 2008

Diageo plc
24 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 886.92 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 25-Nov-08
Number	9246I16

RNS Number : 9246I
Diageo PLC
25 November 2008

Diageo plc
25 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 905.20 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:54 26-Nov-08
Number	81350-EDA8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
3,584 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,502,981 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,630,990.

26 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 26-Nov-08
Number	0235J16

RNS Number : 0235J
Diageo PLC
26 November 2008

Diageo plc
26 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 215,000 ordinary shares at a price of 881.74 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 27-Nov-08
Number	1231J16

RNS Number : 1231J
Diageo PLC
27 November 2008

Diageo plc
27 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 225,000 ordinary shares at a price of 887.30 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:07 28-Nov-08
Number	81405-3E4D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury
2,873 ordinary shares of 28 101/108 pence each in the Company ('Ordinary
Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,500,108 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,193,863.

28 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:12 28-Nov-08
Number	81407-6FC5

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,756,693,971 ordinary shares of 28
101/108 pence each ('Ordinary Shares') with voting rights, which includes
254,500,108 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,193,863 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's
Disclosure and Transparency Rules.

28 November 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt
Released	16:27 28-Nov-08
Number	2169J16

RNS Number : 2169J
Diageo PLC
28 November 2008

Diageo launches and prices 6.625% fixed rate Euro denominated bond

28th November 2008

Diageo, the world's leading premium drinks business, today launched and priced a €1,000 million, fixed rate 6 year Euro denominated bond under its European Debt Issuance Programme. The issuer of the bond is Diageo Finance plc, with payment of principal and interest fully guaranteed by Diageo plc.

Due on 5th December 2014 , the 6 year issue pays a coupon of 6.625%. Barclays Capital, JPMorgan Cazenove, Merrill Lynch and UBS Investment Bank were joint book-running managers.  Proceeds from this issuance will be used for general corporate purposes, including the refinancing of maturing term debt.

This press release is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this press release nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This press release does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who subsequently acquires the Securities must rely solely on the final prospectus published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

This document is for distribution in the European Economic Area only to persons who meet the criteria of qualified investors within the meaning of the Prospectus Directive (2003/71/EC).

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Contacts

Investor enquiries

Catherine James

+44 (0) 20 7927 5272

investor.rel@diageo.com

Media enquiries

James Crampton

+44 (0) 20  7927 4613

media@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 28-Nov-08
Number	2249J16

RNS Number : 2249J
Diageo PLC
28 November 2008

Diageo plc
28 November 2008

Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 220,000 ordinary shares at a price of 901.27 pence per share.

This information is provided by RNS
The company news service from the London Stock Exchange

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